Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294110

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated March 13, 2026)

Icon Energy Corp.

This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated March 13, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-294110), with the information contained in our report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2026.

The Prospectus relates to the sale from time to time of up to 9,811,933 common shares, par value $0.001 per share (“Common Shares”) of Icon Energy Corp., incorporated under the laws of the Marshall Islands, by YA II PN, Ltd., a Cayman Islands exempt limited company.

This prospectus supplement updates, amends and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares are currently listed on The Nasdaq Capital Market under the symbol “ICON.” On March 18, 2026, the last reported sales price of our Common Shares was $0.98 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 19, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 19, 2026, Icon Energy Corp. (the “Company”) issued a press release entitled “Icon Energy Corp. Provides Commercial Update.” A copy of this press release is furnished as Exhibit 99.1 herewith.

Notwithstanding the foregoing, the information in the press release regarding the Company’s commercial update is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: March 19, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer

Exhibit 99.1

Icon Energy Corp. Provides Commercial Update

Athens, Greece, March 19, 2026 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, provides a commercial update.

Fleet

We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. As of the date hereof, our fleet comprised of the following dry bulk vessels:

Charter expiration
Vessel name	Vessel type	Employment type	Earliest	Latest
Alfa	Panamax	Index-linked time charter	July 2026	Evergreen(1)
Bravo	Kamsarmax	Index-linked time charter	June 2026	Evergreen(1)
Charlie	Ultramax	Index-linked time charter(2)	April 2026	July 2026

Earnings Guidance

All of our vessels are currently employed on time charters, earning hire at floating daily rates linked to the Baltic Panamax Index and the Baltic Supramax Index, a strategy that enables us to maintain high fleet utilization while preserving exposure to market upside.

The average gross hire rate for each of our vessels in the first quarter of 2026 is expected to be approximately $14,000 per day, up 63% from $8,600 per day during the first quarter of 2025. Earnings growth is amplified by the addition of the M/V Charlie to our fleet in June 2025, which is expected to drive a 50% year-on-year increase in Operating Days. As a result, revenue, net during the first three months of 2026 is expected to be between $3.5 million and $3.7 million, more than doubling from $1.5 million during the corresponding period in 2025.

Market Commentary

In recent months, global attention has been largely focused on the escalating conflict between the United States and Iran and the developments in the Strait of Hormuz. While the most immediate impact has been observed in tanker markets, the region also holds strategic relevance for the dry bulk sector.

Although the broader implications remain uncertain, historical patterns suggest that disruptions to commodity supply chains can create supportive dynamics for dry bulk shipping. Such conditions often lead to vessel rerouting and increased voyage distances, effectively tightening vessel availability and enhancing ton-mile demand. In this context, periods of geopolitical disruption have, at times, translated into firmer freight markets and improved earnings potential.

(1) The charter continues indefinitely, subject to 3 months’ termination notice by either party
(2) In addition to the daily hire rate, we are also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber

Icon closely monitors developments in the region and maintains a proactive approach to risk management, prioritizing the safety of its crews and vessels. As of the date of this press release, none of our vessels are operating in, or en route to, the Strait of Hormuz.

Other Business Updates

We are optimistic that the contrast between global geopolitical uncertainty and healthy dry bulk supply-demand fundamentals will create growth opportunities, and, therefore, Icon is positioning to capitalize on these conditions. Accordingly, to date in 2026, Icon has further strengthened its liquidity by raising $6.9 million in net proceeds by issuing common shares under its at-the-market program and standby equity purchase agreement at an average price of $2.82 per share, representing a premium of 188% to the last reported sales price of our common shares on the Nasdaq Capital Market on March 18, 2026.

Key Performance Indicators used in this Press Release

Ownership Days. Ownership Days are the total days we owned our vessels (or right-of-use asset under finance lease) during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, dry dockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities, including the conflict between the United States and Iran; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com